VIA SEDAR

September 16, 2021

British Columbia Securities Commission	Alberta Securities Commission
Saskatchewan Securities Commission	Manitoba Securities Commission
Ontario Securities Commission	Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission	The Toronto Stock Exchange

Dear Sirs:

Re: Burcon NutraScience Corporation - Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure, the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Shareholders (the "Meeting") of Burcon NutraScience Corporation (the "Corporation") held on September 15, 2021 in Vancouver, British Columbia are as follows:

1. Election of Directors

According to proxies received and a vote by show of hands, the following individuals were elected as directors of the Corporation, with the following results:

Director Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld	Non Votes
Rosanna Chau	36,677,646	94.31	2,211,052	5.69	2,938,249
David Lorne John Tyrrell	37,498,243	96.42	1,390,455	3.58	2,938,249
Alan Chan	37,606,911	96.70	1,281,787	3.30	2,938,249
J. Douglas Gilpin	36,712,668	94.40	2,176,030	5.60	2,938,249
Peter H. Kappel	37,933,399	97.54	955,299	2.46	2,938,249
Debora S. Fang	37,464,659	96.34	1,424,039	3.66	2,938,249
Jeanne McCaherty	38,447,442	98.87	441,256	1.13	2,938,249

2. Appointment of Auditors

According to proxies received and a vote by show of hands, PricewaterhouseCoopers LLP were re-appointed as auditors of the Corporation for the ensuing year, with the following results:

Votes For	%	Votes Withheld	%	Non-Vote
41,648,993	99.57	177,954	0.43	0

3. Approval of Restricted Share Unit Plan

According to proxies received and a vote by a show of hands, the Restricted Share Unit Plan was approved by ordinary resolution of the shareholders, with the following results:

Votes For	%	Votes Against	%	Non-Vote
36,637,264	94.21	2,251,434	5.79	2,938,249

BURCON NUTRASCIENCE CORPORATION

By:	"Dorothy K.T. Law"
Name: Dorothy K.T. Law Title: Senior Vice President, Legal and Corporate Secretary